Delisting Determination, The Nasdaq Stock Market, LLC, October 27, 2022, ALFI, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock and warrant of ALFI, Inc., effective at the opening of the trading session on November 7, 2022. Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on October 14, 2022. The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company securities became final on October 25, 2022.